May 15, 2025

Philip M. Lister
Executive Vice President, Chief Financial Officer and Manager

Via EDGAR Transmission

Office of Industrial Applications and Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Julie Sherman and Kristin Lochhead

Re:	Huntsman Corporation

Form 10-K for the Fiscal Year Ended December 31, 2024

Filed February 18, 2025

File No. 001-32427

Huntsman International LLC

Form 10-K for the Fiscal Year Ended December 31, 2024

Filed February 18, 2025

File No. 333-85141

Dear Ms. Sherman and Ms. Lochhead:

On behalf of Huntsman Corporation and Huntsman International LLC (collectively, the “Companies”), this letter is submitted in response to the letter, dated May 2, 2025, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Companies’ periodic filings referenced above. For your convenience, we have repeated the Staff’s comments below in the order and following the numbering presented in the Staff’s letter of May 2, 2025, followed by the Companies’ responses.

Form 10-K for the Fiscal Year Ended December 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Analysis, page 31

1.	We note your discussion on page 31 includes total reportable segments’ adjusted EBITDA, which appears to create a non-GAAP financial measure that should be reconciled to the most directly comparable GAAP measure. However, once reconciled it would appear such non-GAAP measure may include adjustments that are inconsistent with the applicable non-GAAP guidance. In this regard, adjusting for “Corporate and other” expenses appears to present non-GAAP measures that may exclude certain normal, recurring, cash operating expenses. Therefore, please revise to remove "total reportable segments' adjusted EBITDA" from your MD&A in your periodic filings and your Form 8-K earnings releases. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 100.01 and 104.04 of the Non-GAAP Compliance & Disclosure Interpretations.

Companies’ Response:

We respectfully acknowledge the Staff’s comment and confirm that we will revise our presentation of segment adjusted EBITDA to remove the subtotal “total reportable segments’ adjusted EBITDA” and the line item “Corporate and other”, as reflected below, from our MD&A in future filings beginning with our Form 10-Q for the period ending June 30, 2025 as well as our future Form 8-K earnings releases.

Segment Analysis

			Percent
			favorable
	Year ended December 31,		(unfavorable)
(Dollars in millions)	2024	2023	change
Huntsman Corporation
Segment adjusted EBITDA(1)
Polyurethanes	$245	$248	(1)%
Performance Products	153	201	(24)%
Advanced Materials	179	186	(4)%

Huntsman International
Segment adjusted EBITDA(1)
Polyurethanes	$245	$248	(1)%
Performance Products	153	201	(24)%
Advanced Materials	179	186	(4)%

(1)	For more information regarding reconciliations of segment adjusted EBITDA of our reportable operating segments to (loss) income from continuing operations before income taxes of Huntsman Corporation or Huntsman International, as appropriate, see “Note 26. Operating Segment Information” to our consolidated financial statements.

2.	We see that you present and discuss "Adjusted EBITDA from Corporate" for Huntsman Corporation and Huntsman International. Since "Corporate" does not appear to be an operating segment under ASC 280, the presentation of adjusted EBITDA from Corporate appears to be a non-GAAP measure that has not been reconciled to its most directly comparable GAAP measure. Please remove from future filings or revise to provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Companies’ Response:

We respectfully acknowledge the Staff’s comment and confirm that we will exclude the presentation and discussion of adjusted EBITDA from “Corporate and other” from our MD&A in future filings beginning with our Form 10-Q for the period ending June 30, 2025.

Consolidated Financial Statements

Note 26. Operating Segment Information, page F-49

3.	Revise future filings to provide more substantive disclosure of how the chief operating decision maker uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources in accordance with ASC 280-10-50-29(f). As a related matter, tell us what you mean by the statement in footnote (5) on page F-53 that you "believe that segment adjusted EBITDA more accurately reflects what our CODM, who has been determined to be our Chief Executive Officer, uses to make decisions about resources to be allocated to the segments and assess their financial performance.”

Companies’ Response:

We respectfully acknowledge the Staff’s comment and confirm that we will include in our future filings, beginning with our Form 10-Q for the period ending June 30, 2025, further disclosure explaining how our CODM evaluates segment adjusted EBITDA, our reported measure of profit or loss, which includes evaluation through the annual budget process as well as through ongoing periodic reviews of forecasts, budget-to-actual variances, changes from prior periods and when comparing the results of each reportable operating segment with one another. We will also revise the statement in footnote (5) on page F-53 to state that: “Segment adjusted EBITDA is the measure that our CODM, who has been determined to be our Chief Executive Officer, uses to make decisions about resources to be allocated to the segments and assess their financial performance.”

4.	Reference footnote (3) and (4) for adjusted fixed costs and other segment items which refer to footnote (5) and indicate that the line items exclude "certain" of those adjustments. In future filings, please revise to disclose the specific adjustments that are excluded from significant segment expenses and other segment items.

Companies’ Response:

We respectfully acknowledge the Staff’s comment and confirm that, as reflected below, we will include in our future filings in footnotes (3) and (4) of the table appearing on page F-53, beginning with our Form 10-Q for the period ending June 30, 2025, further disclosure of the specific adjustments, applicable for the periods presented, that were excluded from adjusted fixed costs and other segment items, which include business acquisition and integration expenses and purchase accounting inventory adjustments, net; certain legal and other settlements and related expenses; amortization of pension and postretirement actuarial losses; and restructuring, impairment and plant closing and transition costs.

(3)	Adjusted fixed costs primarily include personnel and maintenance costs at our manufacturing facilities, selling, general and administrative expenses and research and development expenses, less depreciation and amortization and an adjustment to remove the related effects of restructuring, impairment and plant closing and transition costs.
(4)	Other segment items include other operating and non-operating income and expense items and foreign currency exchange effects, less adjustments to remove the related effects of primarily the following items: business acquisition and integration expenses and purchase accounting inventory adjustments, net; certain legal and other settlements and related expenses; amortization of pension and postretirement actuarial losses; and restructuring, impairment and plant closing and transition costs.

If you have any questions regarding these matters, please feel free to contact me.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

/s/ Philip M. Lister
Philip M. Lister
Executive Vice President, Chief Financial Officer and Manager

cc:	David M. Stryker, Executive Vice President, General Counsel, Secretary and Manager Steven C. Jorgensen, Vice President and Controller

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